SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 22nd, 2009

FOR IMMEDIATE RELEASE

PRESS RELEASE

MILESTONE ORDER FOR SILICOM:
MAINSTREAM SALE TO TIER-1 SERVER
MANUFACTURER

– Differentiated Solution, Customization Capabilities & Financial Stability Pave
Way to $1.1M Order From Top-3 Server Player –

        KFAR SAVA, Israel – January 22, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that one of the world’s three largest server manufacturers has placed a $1.1 million order for Silicom’s Multiport Gigabit Ethernet Server Adapters for use in a specific project. In accordance with the customer’s requirements, the adapters have been customized to fit the specific implementation environment, and are scheduled to be delivered during the next two months.

        “We are extremely proud and pleased to have been selected by this Tier-1 manufacturer, and believe that the order’s long-term strategic importance for Silicom extends far beyond its financial contribution,” commented Shaike Orbach, Silicom’s President and CEO. “Before making its choice, the customer carried out comprehensive financial and technological due diligence. We believe the fact that we ‘passed’ on all fronts represents a strong third-party confirmation of our business platform and our capabilities.

        “We look forward to demonstrating our differentiated capabilities to this industry giant, both in terms of customer service and technological leadership. As such, we hope the experience will lead to more orders over the long term.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com